

November 14, 2014

Iehab Hawatmeh
Chief Executive Officer
CirTran Corporation
4125 South 6000 West
West Valley City, Utah 84128

> **Re:** **CirTran Corporation**
> **Form Schedule 14A**
> **Filed October 27, 2014**
> **File No. 000-49654**

Dear Mr. Hawatmeh:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1, page 5

1. We note that you have combined in Proposal No. 1 the reverse stock split and the reduction in the amount of common stock that is authorized. Rule 14a-4(a)(3) requires you to clearly identify each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. Please revise to unbundle Proposal No. 1. If any of the proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

2. We note on page 7 that the "formula for calculating the shares to be issued in connection with conversions of these securities varies, based on the market price of its common stock" and that there will be "no limitation on the number of shares of common stock that may be issued in connection with conversion" if the recapitalization plan is effected. We also note on page 8 that there are "conversion limitations, or caps." Please revise to provide further disclosure regarding the conversion feature of the note, including your

estimation of the total number of shares that YA Global Investments, L.P. ("YA Global"), will receive based upon a range of market prices and the potential profit. Similarly, provide clear disclosure of the potential shares that may be issued upon exercise of the warrants and any other payments in stock related to this transaction. Discuss the dilutive effect the issuance of common stock upon conversion will have upon investors and the downward pressure on stock market price.

3. Please provide tabular disclosure of payments (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to YA Global, or any affiliates, regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure explaining each payment and any assumptions used in making these calculations. Please do not include any repayment of principal on the convertible notes in this disclosure.

4. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and YA Global, any affiliates of YA Global, or any person with whom YA Global has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

   • the date of the transaction;

   • the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

   • the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than YA Global, affiliates of the company, or affiliates of YA Global;

   • the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

   • the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than YA Global, affiliates of the company, or affiliates of YA Global, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

   • the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

Iehab Hawatmeh
CirTran Corporation
November 14, 2014
Page 3

> • the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

5. Please discuss in greater detail the current status of the convertible debentures and the company's ability to pay the obligations under the convertible debentures.

General

6. Please revise to include a beneficial ownership table. See Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or me at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: James R. Kruse, Esq.
      Kruse Landa Maycock & Ricks, LLC